1000 Stanley Drive, New Britain, CT 06053 T (860) 225 5111

October 4, 2021

Via EDGAR

Ms. Heather Clark and Ms. Melissa Gilmore
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Stanley Black & Decker, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2021
Filed February 18, 2021
File No. 001-05224

Dear Ms. Clark and Ms. Gilmore:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated September 30, 2021 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain information regarding our most recent 10-K, 10-Q and 8-K filings. The Comment Letter requests that we respond within ten (10) business days from the date thereof or advise the Staff of when we would provide a response. As discussed with Ms. Clark, we are respectfully requesting an additional extension until October 27, 2021 to respond to the Comment Letter. We are requesting this extension due to time constraints associated with the Company's quarter-close process and filing of Form 10-Q for our fiscal quarter ended October 2, 2021.

If you have any questions pertaining to the extension request, please feel free to contact me at (860) 827-3858, or Jocelyn Belisle, Vice President, Chief Accounting Officer, at (860) 827-3969.

Sincerely,

/s/ DONALD ALLAN, JR.

Donald Allan, Jr.
President and Chief Financial Officer